
June 20, 2012

Via E-mail
Ksenia Shpeyzer
Chief Executive Officer
Slavia, Corp.
3050 Erin Centre Blvd.
Unit 69
Mississauga, Ontario L5M 0P5
Canada

> **Re:** **Slavia, Corp.**
> **Registration Statement on Form S-1**
> **Filed May 30, 2012**
> **File No. 333-181747**

Dear Ms. Shpeyzer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

- o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note that you are a development stage company with limited assets and an expectation for continuing ongoing losses from operations over the near term. Please review Rule 419 of Regulation C and either revise your disclosure throughout the registration statement to comply with the disclosure and procedural requirements of Rule 419 or provide us with an explanation of why Rule 419 does not apply.

Prospectus Cover Page

3. Please revise the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 10%, 50% and 75% of the shares being offered are sold.

4. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to highlight the consequences of being a shell company and describe what must occur and be filed with the SEC before the Company will no longer be a shell company.

5. Please disclose that Ms. Shpeyzer plans to rely on the safe harbor in Rule 3a4-1 of the Securities Act to participate in this offering and that she satisfies all the requirements of that Rule.

Prospectus Summary, page 6

6. Please provide a summary of your business plan. In doing so, briefly highlight, and discuss in greater detail in your Business section, the types of "services" Ms. Shpeyzer will provide foreign nationals who want to study abroad in Canada.

7. We note your disclosure that you expect that the minimum amount of funds generated from this offering will allow you to operate for 12 months following this offering. Please expand your disclosure here and in your Business section to address when you expect your operations to begin to generate revenues if you sold 100% of the securities offered for sale. In addition, please disclose when you anticipate that your operations would begin to generate revenue if you sold 75%, 50% or 10%, respectively, of the securities offered for sale. Please disclose the level of revenues you expect to generate and whether you expect revenues will exceed your costs.

8. Revise this section and throughout your prospectus to provide more detail regarding your relationship with Novy Mir, Ltd. and the Referral Agreement between you (e.g., the number of students that you expect Novy Mir, Ltd. will refer to you.). In addition, please discuss Novy Mir's current operations and history providing student referrals.

Risk Factors, page 7

9. Please provide risk factor disclosure regarding the risk that you may fail to enter into agreements with educational institutions in Canada.

10. We note that your sole employee is Ms. Shpeyzer, who apparently has no experience in accounting. Please provide risk factor disclosure regarding your sole officer and director's lack of accounting experience. In addition, please describe how you maintain your books and records and prepare your financial statements.

We depend to a significant extent on our sole officer and director…, page 9

11. Expand here and in your Business section to highlight and discuss the relevant experience that qualifies Ms. Shpeyzer as a key employee for the success of the company.

Because our principal assets are located outside of the United States…, page 10

12. The company has minimal assets so it is not clear whether investors would have any material amount of assets to pursue in litigation. Please clarify.

Management's Discussion and Analysis of Plan of Operations, page 17

13. Revise to discuss management's reasons for becoming a public company at this time in the company's development. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting compared to the potential minimal amount of net proceeds to be raised in the offering.

14. Explain in greater detail how the company will generate revenues from students and educational institutions. In doing so, describe your fee structure for the services that you intend to provide your students.

Business, page 22

15. Please expand your discussion to clarify your basis of belief that new companies as yours can compete in this market.

Exhibit 5.1

16. We note your Articles of Incorporation authorize the issuance of 75,000,000 shares of common stock, which is inconsistent with the opinion of your legal counsel as stated in Exhibit 5.1. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ksenia Shpeyzer
Slavia, Corp.
June 20, 2012
Page 5

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director